Stuart Falber

+1 617 526 6663(t)
+1 617 526 5000(f)
stuart.falber@wilmerhale.com

July 25, 2013
By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 10, 2013
File No. 000-31191

Ladies and Gentlemen:
This letter relates to the letter, dated July 15, 2013, to Glenn P. Sblendorio, President and Chief Financial Officer of The Medicines Company (the “Company”), from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).
On behalf of the Company, and as discussed by telephone with Ms. Vanessa Robertson of the Staff, this letter is to confirm that the Company will respond to the Staff's comments on or before August 2, 2013.
If you require additional information or wish to discuss the timing of the Company's response, please do not hesitate to contact the undersigned at 617-526-6663, or Stephen M. Rodin, Vice President and Deputy General Counsel, at the Company at 973-290-6222.
Very truly yours,
/s/ Stuart M. Falber

Stuart M. Falber

cc:    Glenn P. Sblendorio, The Medicines Company
Stephen M. Rodin, The Medicines Company